Exhibit 99.1

NewGen Executes Share Purchase Agreement and Obtains Exclusive APAC Agency Rights with K25.ai, an AI-Powered Prediction Market Led by Industry Veteran Andy Cheung

●	NewGen executes Share Purchase Agreement to acquire an initial 2% equity interest in K25.ai, with the right to invest up to 10% in total

●	NewGen also executes Exclusive Agency Agreement with K25.ai, appointing NewGen as K25.ai’s exclusive agency partner for selected permitted APAC markets, creating a potential asset-light commercial growth channel

●	According to media reports citing Bernstein research, prediction market volumes could reach approximately US$1 trillion by 2030 as the category evolves into broader information markets across sports, crypto, politics, macroeconomic and event-driven contracts

●	APAC market tailwinds across mobile, digital economy, gaming, esports, live-streaming, social video and AI-enabled engagement provide a compelling foundation for localized prediction and information-market platforms

BANGKOK, May 28, 2026 (GLOBE NEWSWIRE) -- NewGenIVF Group Limited (Nasdaq: NIVF) (“NewGen” or the “Company”), a technology-driven, diversified growth company, today announced that it has executed a Share Purchase Agreement and an Exclusive Agency Agreement with K25.ai, an APAC-focused AI-powered live-streaming and watch-to-predict platform led by technology veteran Andy Cheung.

Under the Share Purchase Agreement, NewGen will acquire an initial 2% equity interest in K25.ai for US$2 million, implying a US$100 million valuation, with the right to increase its ownership to up to 10% on the same valuation terms. NewGen believes the investment provides strategic participation in an emerging prediction and information-market platform while maintaining a measured level of equity exposure.

The Exclusive Agency Agreement is expected to serve as the primary commercial foundation of the relationship. Through the Exclusive Agency Agreement, NewGen is appointed as K25.ai’s exclusive agency partner for promotion, marketing and business facilitation in selected permitted APAC markets, creating a potential high-margin gross-profit participation channel for NewGen from customers it introduces, with a three-year initial term and renewal upside. NewGen believes this structure provides a potential asset-light commercial channel linked to K25.ai’s market expansion, subject to execution, customer acquisition, market adoption, applicable law and regulatory considerations.

The Company believes the combination of equity participation and exclusive agency rights positions NewGen to participate in the growth of K25.ai through both potential long-term equity value creation and potential agency-based commercial revenue, without the need for NewGen to directly operate a prediction market platform.

Market Opportunity

Prediction markets are moving from niche event trading toward a broader information-market category. Media reports citing Bernstein research state that prediction market volumes could reach approximately US$1 trillion by 2030, up from approximately US$51 billion in 2025, as the sector expands across sports, crypto, politics, macroeconomic and event-driven contracts. Bernstein’s thesis, as reported by financial media, is based on factors including greater regulatory clarity, mainstream distribution partnerships and structural liquidity advantages versus traditional state-regulated gaming frameworks.

NewGen believes APAC represents one of the most compelling regions for the next phase of prediction and information-market adoption. The region combines a large mobile-first digital population, deep engagement with live content, strong gaming and esports communities, rising digital financial infrastructure, and increasing adoption of AI-enabled tools. Several market indicators support this view:

●	Digital economy scale: Southeast Asia’s digital economy is on track to surpass US$300 billion in gross merchandise value, with both GMV and revenue growing approximately 15% year-over-year, according to the e-Conomy SEA 2025 report by Google, Temasek and Bain & Company.

●	Mobile-first infrastructure: GSMA Intelligence reported that mobile technologies and services contributed approximately US$950 billion to Asia-Pacific GDP in 2024, with this contribution expected to rise to approximately US$1.4 trillion by 2030 as 5G and AI become more deeply integrated into regional economies.

●	Gaming and esports audience base: Newzoo’s 2025 Global Games Market Report estimates global games revenue of US$188.8 billion in 2025, with Asia-Pacific representing approximately US$87.6 billion, or 46% of global games revenue. Newzoo also estimates that Asia-Pacific has approximately 1.9 billion players, representing 53% of the global player base.

●	Video and creator-economy tailwind: Media Partners Asia has projected Asia-Pacific screen industry revenues to reach approximately US$196 billion by 2030, with online video accounting for net growth and user-generated and social video revenues projected to expand by approximately US$11.4 billion to US$44.5 billion by 2030.

●	AI-enabled information processing: The increasing availability of AI tools, real-time data processing and automated content analysis may further expand the addressable market for AI-native platforms capable of generating, monitoring and resolving event-based content at scale.

NewGen believes these market dynamics support K25.ai’s strategy to build an APAC-focused prediction and information-market platform that combines AI-assisted event generation, creator-led engagement, localized content and access controls for permitted jurisdictions.

K25.ai Leadership and Execution Capability

K25.ai is led by Mr. Andy Cheung, a veteran technology and digital asset executive with extensive experience scaling high-growth platforms across Web3, fintech, consumer internet and digital advertising.

Mr. Cheung previously served as Chief Operating Officer of OKEx (now OKX), where he helped build and scale one of the world’s leading digital asset exchanges. He also served as Chief Executive Officer of Groupon Hong Kong. In addition, he was previously an Independent Director and Digital Asset Treasury (DAT) Architect of Prenetics Global Limited, a Nasdaq-listed health sciences company, where he supported the development of its digital asset treasury strategy and Web3 capital markets positioning.

NewGen believes K25.ai’s leadership combines exchange-grade operating experience, AI-native product capability and regional market knowledge, supporting its strategy to build a localized prediction and information-market platform for APAC users in permitted jurisdictions.

Management Commentary

“Prediction markets are no longer a niche concept; we believe they are emerging as a next-generation layer of financial, informational and AI-enabled digital infrastructure,” said Alfred Siu, Founder, Chairman and Chief Executive Officer of NewGenIVF. “According to media reports citing Bernstein research, prediction market volumes could reach approximately US$1 trillion by 2030. At the same time, APAC offers one of the world’s largest mobile-first digital populations, with strong engagement across gaming, live-streaming, social video, sports, esports and digital financial services. We believe this creates a significant undercaptured opportunity for localized, AI-powered prediction market platforms. Through our strategic equity participation in K25.ai and our Exclusive Agency Agreement, NewGen is positioned to pursue this opportunity through an asset-light commercial model with potential equity and agency upside, subject to execution, market adoption, applicable law and regulatory considerations.”

Andy Cheung, Founder and CEO of K25.ai, commented, “APAC is not a copy-paste market. It requires localized content, creator networks, regional compliance awareness, multi-language execution and deep experience in exchange-grade market infrastructure. K25.ai was built around this thesis. With NewGen as a Nasdaq-listed strategic partner and exclusive agency partner in permitted APAC markets, we believe K25.ai is better positioned to accelerate distribution, strengthen institutional credibility and build a localized prediction and information-market platform for the region.”

About NewGenIVF Group Limited

NewGenIVF Group is a tech-forward, diversified, multi-jurisdictional growth company pursuing opportunities across real estate development, digital asset innovation and reproductive health solutions. The Company operates through “NewGenProperty,” focused on real estate development projects in the UAE’s Ras Al Khaimah Emirate; “NewGenDigital,” focused on digital asset and DeFi solutions; and “NewGenSup,” focused on health and longevity products and solutions. The Company’s legacy business involves IVF and assisted reproductive treatment services across Asia. To learn more, visit www.nivf.global. The information contained on, or accessible through, NewGenIVF’s website is not incorporated by reference into this press release and should not be considered part of this press release.

About K25.ai

K25.ai is an APAC-focused AI-powered live-streaming and watch-to-predict platform. The platform combines real-time content, creator communities, AI-assisted event generation and prediction-market-style engagement to transform live streaming from passive viewing into an interactive information market. Through K25.ai, users in permitted markets can watch live content, follow creators, participate in community discussions and engage with prediction events linked to real-world outcomes, sports, esports, entertainment, creator challenges and culturally relevant APAC events. K25.ai uses AI-assisted tools to support event creation, content analysis, data extraction, outcome monitoring and resolution workflows. K25.ai is not offered to U.S. persons or to users located in Mainland China, Hong Kong, Macau or other restricted jurisdictions.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “believe,” “expect,” “may,” “could,” “will,” “potential,” “positioned,” “opportunity,” “strategy,” “target,” “intend,” “plan,” “seek,” “estimate,” “project” and similar expressions. Forward-looking statements in this press release include, but are not limited to, statements regarding: the completion of the transactions contemplated by the Share Purchase Agreement, including NewGen’s acquisition of an initial 2% equity interest in K25.ai; NewGen’s right to invest up to 10% in K25.ai in the aggregate; the entry into, effect, and performance of the Exclusive Agency Agreement, including its role as the primary commercial foundation of the relationship and as a potential asset-light commercial channel; NewGen’s ability to generate equity value or commission-based revenue from the relationship; K25.ai’s ability to build, operate and scale an APAC-focused prediction and information-market platform in permitted jurisdictions; the third-party market-size projections and tailwinds referenced in this press release, including Bernstein’s projection that prediction market volumes could reach approximately US$1 trillion by 2030 and the estimates referenced from Bain & Company, GSMA Intelligence, Newzoo and Media Partners Asia; and statements that NewGen is “positioned” to pursue the opportunity and that K25.ai is “better positioned” to accelerate distribution and build institutional credibility.

These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. The principal risks relating to the transactions and the matters described in this press release include: the risk that the closing conditions to the Share Purchase Agreement are not satisfied and that closing does not occur on the terms described or at all; the risk that the Exclusive Agency Agreement is not entered into or performed on the terms currently contemplated, including in respect of permitted territories, commission economics and exclusivity; the risk that NewGen does not exercise its right to acquire additional equity in K25.ai, in whole or in part, or that any additional acquisition is on terms different than currently contemplated; regulatory risk specific to prediction-market and information-market products, including the risk that K25.ai or NewGen is unable to obtain or maintain any required licensing, registration, regulatory approval or exemption in one or more APAC jurisdictions, and the risk that changes in law or regulator views narrow the markets in which K25.ai may operate; the risk that K25.ai’s platform does not achieve the levels of user, creator or commercial adoption necessary to generate meaningful equity or commission value to NewGen; the risk that the valuation of K25.ai implied by the consideration payable under the Share Purchase Agreement, which reflects a negotiated value between the parties and is not based on any independent valuation, fairness opinion or third-party analysis, is not realized and may decline in subsequent financing rounds; and the risk that the third-party market-size projections and forecasts referenced in this press release (including the Bernstein US$1 trillion projection and the estimates referenced from Bain & Company, GSMA Intelligence, Newzoo and Media Partners Asia) do not materialize, are revised, or do not translate into addressable opportunity for K25.ai or NewGen. Market-size estimates and third-party forecasts referenced in this press release are based on external reports and media coverage and are not guarantees of future performance or results. Additional risks and uncertainties relating to NewGen, including general business, market, regulatory, competitive, technology, cybersecurity and financing risks, are described in the Company’s Annual Report on Form 20-F and the Company’s other filings with the U.S. Securities and Exchange Commission.

All information provided in this press release is as of the date of this press release. NewGen undertakes no obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities of NewGenIVF Group or K25.ai, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. K25.ai is not offered to U.S. persons or to users located in Mainland China, Hong Kong, Macau or other restricted jurisdictions.

Contacts

NewGen Investor Relations Contact
ICR, LLC
Robin Yang
Phone: +1 (212) 537-3847
Email: NewgenivfIR@icrinc.com

K25.ai Media Contact
media@k25.ai

K25.ai Investor Relations Contact
ir@k25.ai

Cited Sources

[1] CoinDesk, “Prediction Market Volumes to Hit $1 Trillion by 2030 with Robinhood, Coinbase as Key Players, Bernstein Says,” April 15, 2026. https://www.coindesk.com/markets/2026/04/15/prediction-market-volumes-to-hit-usd1-trillion-by-2030-with-robinhood-coinbase-as-key-players-bernstein-says

[2] Investing.com, “Prediction Markets Are a $1 Trillion Market by 2030, Bernstein Says,” April 19, 2026. https://www.investing.com/news/economy-news/prediction-markets-are-a-1-trillion-market-by-2030-bernstein-says-4622192

[3] CNBC repost on LinkedIn, “Prediction markets will grow to $1 trillion by 2030, Bernstein estimates,” April 2026. https://www.linkedin.com/posts/cnbc_prediction-markets-will-grow-to-1-trillion-activity-7449882957156114432-NsAw

[4] Bain & Company, “e-Conomy SEA 2025,” November 2025. https://www.bain.com/insights/e-conomy-sea-2025/

[5] GSMA Intelligence, “The Mobile Economy Asia Pacific 2025,” July 2025. https://www.gsmaintelligence.com/research/the-mobile-economy-asia-pacific-2025

[6] Newzoo, “Global Games Market to Hit $189 Billion in 2025 as Growth Stabilizes,” September 9, 2025. https://newzoo.com/resources/blog/global-games-market-to-hit-189-billion-in-2025

[7] Deadline, “Asia Pacific Video Revenue To Hit $196B In Four Years, MPA Predicts,” January 6, 2026. https://deadline.com/2026/01/asia-pacific-video-revenue-2025-2030-growth-mpa-report-1236665072/

[8] Yahoo Finance / The Hollywood Reporter, “Asia-Pacific Video Revenue to Reach $196 Billion by 2030,” January 5, 2026. https://finance.yahoo.com/news/asia-pacific-video-revenue-reach-063942889.html

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